Exhibit 99.2

Genius Sports Reports Second Quarter Results Ahead of Expectations and Raises Full-Year Revenue and

Group Adj. EBITDA Guidance

•	Group Revenue of $87m, exceeding second quarter guidance of $80m

•	Group Net Loss of ($10m) and Group Adj. EBITDA of $16m, exceeding second quarter guidance of $14m

•	Year-to-date Group Adj. EBITDA more than quadrupled year-on-year to $24m

•	Raising 2023 Group Revenue and Adj. EBITDA guidance for the second consecutive quarter to $410m and $52m, respectively, up from prior guidance of $400m and $49m

•	Genius expects to expand Group Adj. EBITDA Margins from 5% in 2022 to 13% in 2023

LONDON & NEW YORK, August 7, 2023 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal second quarter ended June 30, 2023.

“We enter the second half of 2023 having reached a significant inflection point in our business,” said Mark Locke, Genius Sports Co-Founder and CEO. “Following the financial outperformance in the first half of the year and the recently renewed partnerships with FDC and the NFL, we have validated our core strategy, differentiated our technology stack, and proven our sustainable business model. The ongoing success through the second quarter perfectly demonstrates our balanced approach in delivering near-term results, while accelerating Genius towards our long-term growth and profit targets.”

$ in thousands	Q223	Q222%
Group Revenue	86,847	71,117	22.1%
Betting Technology, Content & Services	56,862	44,831	26.8%
Media Technology, Content & Services	18,357	14,999	22.4%
Sports Technology & Services	11,628	11,287	3.0%
Group Net loss	(10,298)	(4,755)	(116.6%)
Group Adjusted EBITDA	15,650	8,362	87.2%
Group Adjusted EBITDA Margin	18.0%	11.8%	6.2%

$ in thousands	1H23	1H22%
Group Revenue	184,076	157,040	17.2%
Betting Technology, Content & Services	121,602	94,552	28.6%
Media Technology, Content & Services	40,121	39,128	2.5%
Sports Technology & Services	22,353	23,360	(4.3%)
Group Net loss	(35,466)	(44,953)	21.1%
Group Adjusted EBITDA	23,692	5,469	333.2%
Group Adjusted EBITDA Margin	12.9%	3.5%	9.4%

Q2 2023 Financial Highlights

•	Group Revenue: Group revenue increased 22% year-over-year to $86.8 million. On a constant currency basis, revenue increased $16.1 million, or 23% year-over-year.

○

Betting Technology, Content & Services: Revenue increased 27% (28% on a constant currency basis) year-over-year to $56.9 million, driven by increased customer utilization of available event content and growth in business with existing customers.

○

Media Technology, Content & Services: Revenue increased by 22% (23% on a constant currency basis) year-over-year to $18.4 million, driven by growth in the Americas region, primarily for programmatic advertising services.

○	Sports Technology & Services: Revenue increased 3% (3% on a constant currency basis) year-over-year to $11.6 million, primarily due to higher revenues from non-cash consideration contracts.

•

Group Net Loss: Loss from operations narrowed from ($39.7 million) in the second quarter ended June 30, 2022, to ($7.8 million) in the second quarter this year, driven by improved underlying performance. This improvement was offset by a $29 million reduction in gain on foreign currency compared to the prior year, resulting in Group net loss of ($10.3 million) in the second quarter ended June 30, 2023.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $15.7 million in the quarter vs. $14.0 million guidance. This represents an 87% increase compared to the $8.4 million reported in the second quarter ended June 30, 2022.

Q2 2023 Business Highlights

•	After the reporting period, Genius extended its strategic partnership with the NFL

○	Long-term partnership now continues through the end of the 2027-28 season

○	Genius remains the exclusive distributor of official live game data and Next Gen Stats to the global media and betting markets

○	Extended agreement also includes exclusive right to distribute digital advertising inventory and marks and logos to global sportsbooks;

○	Low latency Watch & Bet video feeds to international sportsbooks, now including U.S. sportsbooks;

○	Integrity monitoring services for all NFL games

•	Extended official data partnership with Football DataCo, the data rights holder of UK football, covering over 4,000 events per season across EPL, EFL and SPFL

•	Secured AI-powered tracking technology expansion with the English Premier League and English Football League through best-in-class Second Spectrum technology

•

After the reporting period, Genius launched innovative digital features for the FIFA Women’s World Cup Australia & New Zealand 2023™, leveraging Second Spectrum technology to enrich the game-viewing experience

•	Expanded integrity program with The German Football Association, utilizing a leading intelligence system to combat threats of match-fixing and betting-related corruption

•	Awarded ‘Best Technology for College Sports’ at the Sports Technology Awards 2023 and the ‘Sports Betting Supplier’ prize at the EGR North America Awards 2023

Financial Outlook

Genius expects to generate Group Revenue of approximately $410 million and Group Adjusted EBITDA of approximately $52 million in 2023. The Company also expects to reach an important inflection point as it begins generating sustainable free-cash-flow in the second half of 2023 and beyond.

$ in millions	Q1 2023A	Q2 2023A	Q3 2023E	Q4 2023E	FY 2023E
Group Revenue	$97	$87	$100	$126	$410
Betting Technology, Content & Services	$65	$57	$64	$80	$266
Media Technology, Content & Services	$22	$18	$24	$31	$95
Sports Technology & Services	$11	$12	$12	$15	$50
Group Adjusted EBITDA	$8	$16	$17	$11	$52

Note: values may not add up due to rounding

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenue	$86,847	$71,117	$184,076	$157,040
Cost of revenue	62,173	61,817	149,870	163,192

Gross profit (loss)	24,674	9,300	34,206	(6,152)

Operating expenses:
Sales and marketing	6,589	8,973	13,980	18,205
Research and development	5,812	7,734	12,081	15,125
General and administrative	19,618	32,282	37,692	65,086
Transaction expenses	496	—	1,324	128

Total operating expense	32,515	48,989	65,077	98,544

Loss from operations	(7,841)	(39,689)	(30,871)	(104,696)

Interest (expense) income, net	(202)	(375)	216	(766)
Loss on disposal of assets	(11)	(1)	(22)	(7)
(Loss) gain on fair value remeasurement of contingent consideration	(376)	—	(2,809)	4,408
Change in fair value of derivative warrant liabilities	—	4,678	(534)	13,420
Gain on foreign currency	1,496	30,122	2,297	42,754

Total other income (expense)	907	34,424	(852)	59,809

Loss before income taxes	(6,934)	(5,265)	(31,723)	(44,887)

Income tax (expense) benefit	(3,952)	61	(4,600)	(515)
Gain from equity method investment	588	449	857	449

Net loss	$(10,298)	$(4,755)	$(35,466)	$(44,953)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.05)	$(0.02)	$(0.17)	$(0.23)
Weighted average common stock outstanding:
Basic and diluted	208,505,216	198,347,397	207,362,662	197,060,987

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	June 30	December 31
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$89,812	$122,715
Restricted cash, current	—	12,102
Accounts receivable, net	61,839	33,378
Contract assets	37,069	38,447
Prepaid expenses	32,690	28,207
Other current assets	815	1,668

Total current assets	222,225	236,517

Property and equipment, net	11,759	12,881
Intangible assets, net	144,913	149,248
Operating lease right of use assets	5,895	6,459
Goodwill	324,549	309,894
Investments	24,045	23,682
Restricted cash, non-current	25,348	24,203
Other assets	10,065	10,453

Total assets	$768,799	$773,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,599	$33,121
Accrued expenses	59,686	56,956
Deferred revenue	41,589	41,273
Current debt	7,400	7,405
Derivative warrant liabilities	—	6,922
Operating lease liabilities, current	3,083	3,462
Other current liabilities	13,443	22,001

Total current liabilities	148,800	171,140

Long-term debt – less current portion	29	7,088
Deferred tax liability	15,767	15,009
Operating lease liabilities, non-current	2,940	3,284

Total liabilities	167,536	196,521

Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 212,726,102 shares issued and 208,620,154 shares outstanding at June 30, 2023; unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022	2,127	2,019
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at June 30, 2023 and December 31, 2022	2	2
Additional paid-in capital	1,625,076	1,568,917
Treasury stock, at cost, 4,105,948 shares at June 30, 2023; nil shares at December 31, 2022	(17,653)	—
Accumulated deficit	(974,419)	(938,953)
Accumulated other comprehensive loss	(33,870)	(55,169)

Total shareholders’ equity	601,263	576,816

Total liabilities and shareholders’ equity	$768,799	$773,337

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months Ended
	June 30	June 30
	2023	2022
Cash Flows from operating activities:
Net loss	$(35,466)	$(44,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35,032	34,752
Loss on disposal of assets	22	7
Loss (gain) on fair value remeasurement of contingent consideration	2,809	(4,408)
Stock-based compensation	14,185	60,677
Change in fair value of derivative warrant liabilities	534	(13,420)
Non-cash interest expense, net	170	350
Non-cash lease expense	1,955	3,426
Amortization of contract cost	473	445
Deferred income taxes	47	8
Provision for doubtful accounts	250	362
Gain from equity method investment	(857)	(449)
Gain on foreign currency remeasurement	(2,228)	(33,816)
Changes in operating assets and liabilities
Accounts receivable	(24,746)	16,276
Contract asset	3,125	(7,213)
Prepaid expenses	(3,070)	(3,975)
Other current assets	911	2,546
Other assets	488	(3,664)
Accounts payable	(10,843)	(5,929)
Accrued expenses	35	(9,657)
Deferred revenue	(1,600)	7,377
Other current liabilities	(1,887)	12,306
Operating lease liabilities	(2,049)	(3,421)
Other liabilities	—	(9,813)

Net cash used in operating activities	(22,710)	(2,186)
Cash flows from investing activities:
Purchases of property and equipment	(1,002)	(2,232)
Capitalization of internally developed software costs	(21,232)	(21,741)
Distributions from (contribution to) equity method investments	1,555	(7,871)
Equity investments without readily determinable fair values	—	(150)
Purchases of intangible assets	(238)	—
Acquisition of business, net of cash acquired	—	(20)
Proceeds from disposal of assets	30	121

Net cash used in investing activities	(20,887)	(31,893)
Cash flows from financing activities:
Repayment of loans and mortgage	(10)	—
Proceeds from exercise of Public Warrants	6,812	—
Repayment of promissory notes	(7,387)	—

Net cash used in financing activities	(585)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	322	(13,318)
Net decrease in cash, cash equivalents and restricted cash	(43,860)	(47,397)
Cash, cash equivalents and restricted cash at beginning of period	159,020	222,378

Cash, cash equivalents and restricted cash at end of period	$115,160	$174,981

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$(329)	$(416)
Cash paid during the period for income taxes	$(2,781)	$(1,204)
Supplemental disclosure of noncash investing and financing activities:
Shares acquired by subsidiary from cashless Public Warrant exercise	$17,653	$—
Promissory notes arising from equity method investments	$—	$14,688
Issuance of common stock in connection with business combinations	$10,157	$17,452

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(dollars, in thousands)		(dollars, in thousands)
Consolidated net loss	$(10,298)	$(4,755)	$(35,466)	$(44,953)
Adjusted for:
Net, interest expense (income)	202	375	(216)	766
Income tax expense (benefit)	3,952	(61)	4,600	515
Amortization of acquired intangibles (1)	10,117	10,196	19,850	20,917
Other depreciation and amortization (2)	7,854	7,277	15,655	14,280
Stock-based compensation (3)	3,624	23,597	14,329	60,777
Transaction expenses	496	—	1,324	128
Litigation and related costs (4)	608	4,328	1,392	9,245
Change in fair value of derivative warrant liabilities	—	(4,678)	534	(13,420)
Loss (gain) on fair value remeasurement of contingent consideration	376	—	2,809	(4,408)
Gain on foreign currency	(1,496)	(30,122)	(2,297)	(42,754)
Other (5)	215	2,205	1,178	4,376

Adjusted EBITDA	$15,650	$8,362	$23,692	$5,469

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets and severance costs.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Company’s second quarter results.

The conference call may be accessed by dialing (646) 307-1963.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities and remeasurement of contingent consideration. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,”

“anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 30, 2023.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com